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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


[x]Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person*
              ALWARD                 KEVIN                        A.
              (Last)                  (First)                  (Middle)

       182 POWELL ROAD
                          (Street)

       ALLENDALE                   NEW JERSEY                 07401
              (City)                   (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol
      COVISTA COMMUNICATIONS, INC. (CVST)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for Month/Year
     April 2001

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer
                (Check all applicable)
    X     Director                           X  10% Owner
    ---                                    ----
    X     Officer (give title below)             Other (specify below)
    ---                                    ----

         Chief Operating Officer

7.  Individual or Joint/Group Reporting
            (check applicable line)
      X    Form Filed by One Reporting Person
     ----
           Form Filed by More than One Reporting Person
     ----

Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security      2. Transaction Date       3. Transaction Code
    (Instr. 3)               (Month/Day/Year)             (Instr.8)
Common Stock               04/13/01                 P
Common Stock               04/13/01                 P
Common Stock               04/13/01                 P
Common Stock               04/13/01                 P
Common Stock               04/13/01                 P
Common Stock               04/13/01                 P

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   --------------------------------------------------------------
    Amount               (A) or (D)       Price
    ------               ----------       -----
      714,000             A               $2.00 p/s
       50,000             A               $2.00 p/s
       23,500             A               $2.00 p/s
       59,000             A               $2.00 p/s
       50,000             A               $2.00 p/s
       50,000             A               $2.00 p/s

5. Amount if Securities Beneficially Owned at End of Month
   829,424
    78,839
    23,500
    59,000
    93,258
    93,258

6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 3 and 4)
    D
    I
    I
    I
    I
    I
7.  Nature of Indirect Beneficial Ownership (Instr.4)
    n/a
    (1)
    (2)
    (3)
    (4)
    (5)

*If the form is filed by more than one reporting person, see instruction
 4(b)(v).
                                                                (Over)
                                                                 Page 1 of 2

Table II-Derivative Securities Acquired, Disposed of , or Beneficially
         Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)
   Employee Stock Option (right to buy)
2. Conversion or Exercise Price of Derivative Security
   $2.00 p/s
3. Transaction Date (Month/Day/Year)

4. Transaction Code (Instr. 8)

   Code              V
   ----             ---


5. Number of Derivative Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4 and 5)

   (A)                   (D)
  -----                  ---


6. Date Exercisable and Expiration Date (Month/Day/Year)

   Date Exercisable       Expiration Date
   ----------------       ---------------
   (6)                    3/29/06
7. Title and Amount of Underlying Securities (Instr. 3 and 4)

    Title                    Amount or Number of Shares
    -----                    --------------------------
    Common Stock              250,000

8.  Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficially Owned at End of Month(Instr.5)
   250,000
10. Ownership Form of Derivative Security Direct (D)or Indirect (I) (Instr. 4)
    D

Explanation of Responses:
(1) The shares are held in the name of Elka Park Seven, LLC, a New Jersey limited liability company of which the Reporting Person is the sole manager.
(2) The shares are held in the name of Alward Investment Associates, LLC, a New Jersey limited liability company, of which the Reporting Person is the sole manager.
(3) The shares are held in the name of Kevin and Belinda Alward Grantor Retained Annuity Trust, of which the Reporting Person is the Trustee.
(4) The shares are held in the name of The Alward Children's Trust of which Mr. Philander Alward, the Reporting Person's father, is the trustee.
Reporting Person has no voting or dispositive power of the shares held by such Trust and therefore disclaims beneficial ownership thereof.
(5) The shares are held in the name of The Alward Generation-Skipping Trust of which Mr. Philander Alward, the Reporting Person's father, is the trustee. Reporting Person has no voting or dispositive power of the shares held by such Trust and therefore disclaims beneficial ownership thereof.
(6) The options vest in 10 equal semi-annual installments, with options for the first 25,000 shares becoming vested and exercisable on September 29, 2001.


                          /s/ Kevin A. Alward                   11/16/01
                        -----------------------------------     ------------
                      **Signature of Reporting Person            Date
                        Kevin A. Alward


** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                           SEC 2270 (7-96)